SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
WILLIAMS INDUSTRIES, INCORPORATED
(Name of the Issuer)
WILLIAMS INDUSTRIES, INCORPORATED
(Name(s) of Person Filing Statement)

Common Stock, $0.10 par value
(Title of Class of Securities)

969493204
(CUSIP Number of Class of Securities)
Frank E. Williams, III
Chairman of the Board, President,
Chief Executive Officer and Chief Financial Officer
WILLIAMS INDUSTRIES, INCORPORATED
8624 J.D. Reading Drive
Manassas, Virginia 20109
(703) 335-7800
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)
With copies to:

James L. Weinberg, Esq. Hirschler Fleischer, P.C. 2100 East Cary Street Richmond, VA 23223-7078	Thomas G. Voekler, Esq. Hirschler Fleisher, P.C. 2100 East Cary Street Richmond, VA 23223-7078

     This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation(1):	Amount of filing fee:

$71,018.75	$47.35

(1)	Calculated solely for purposes of determining the filing fee. The transaction valuation is determined based upon the odd-lot tender offer price of $2.75 per share for the eligible shares of common stock, multiplied by 25,825, the estimated maximum number of shares to be purchased in the offer.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Explanatory Note
     The Company is filing this Amendment No. 3 to its Schedule 13e-3 solely to file as an exhibit a letter to shareholders extending the Company’s tender offer.

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase for Cash dated June 27, 2008

(a)(1)(ii)	Report of Cary Street Partners.

(a)(1)(iii)	Form of Letter of Trasmittal to odd-lot record holders.

(a)(1)(iv)	Form of Cover Letter from the Company to odd-lot beneficial holders.

(a)(1)(v)	Form of Letter from the Company to odd-lot record holders.

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